Exhibit 99.2

Swvl Receives Received Nasdaq Notification Regarding Minimum Market Value Deficiency

Dubai, United Arab Emirates – March 31, 2023 – Swvl Holdings Corp (“Swvl” or the “Company”) (Nasdaq: SWVL), a global provider of transformative tech-enabled mass transit solutions, today announced that on March 27, 2023, it received written notice (the “Notice”) from The Nasdaq Stock Market (“Nasdaq”) advising the Company that it was not in compliance with Listing Rule 5450(b)(2)(C) requiring companies listed on the Nasdaq Global Market to maintain a minimum market value of publicly held shares of $15,000,000 (the “MVPHS Requirement”). Listing Rule 5450(b)(2)(C) requiring companies listed on the Nasdaq Global Market to maintain a minimum market value of publicly held shares of $15,000,000. The Notice has no effect at this time on the listing of the Company's ordinary shares, which continues to trade on The Nasdaq Global Market under the symbol “SWVL.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has a period of 180 calendar days, or until September 25, 2023 (the “Compliance Date”), to regain compliance with the MVPHS Requirement. To regain compliance, the Company's minimum market value of publicly held shares must close at $15,000,000 or more for a minimum of 10 consecutive business days prior to the Compliance Date. In the event the Company does not regain compliance with the MVPHS Requirement prior to the Compliance Date, Nasdaq will notify the Company that its securities are subject to delisting, at which point the Company may appeal the delisting determination to a Nasdaq hearings panel.

The Company intends to actively monitor its minimum market value of listed securities and may, if appropriate, consider implementing available options to regain compliance with the MVPHS Requirement. The Company may also choose to transfer the listing of its ordinary shares to The Nasdaq Capital Market. There can be no assurance that the Company will be able to regain compliance with Nasdaq Listing Rule 5450(b)(2)(C), or maintain compliance with any other listing requirements, or satisfy the requirements necessary to transfer the listing of its ordinary shares to The Nasdaq Capital Market.

About Swvl

Swvl is a global provider of transformative tech-enabled mass transit solutions, offering intercity, intracity, B2B and B2G transportation. The Company’s platform provides complimentary semi-private alternatives to public transportation for individuals who cannot access or afford private options. Every day, Swvl’s parallel mass transit systems are empowering individuals to go where they want, when they want – making mobility safer, more efficient, accessible, and environmentally friendly. Customers can book their rides on an easy-to-use proprietary app with varied payment options and access to high-quality private buses and vans.

For additional information about Swvl, please visit www.swvl.com.

Forward Looking Statements

This press release contains “forward-looking statements” relating to future events. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events and other statements that are not historical facts.

These statements are based on the current expectations of Swvl’s management and are not predictions of actual performance. For example, Swvl is using forward-looking statement in this press release when it discusses its ability to regain compliance with the MVPHS Requirement, its intentions to actively monitor its minimum market value of listed securities, its plans to consider implementing available options to regain compliance with the MVPHS Requirement, and its intent to consider transferring the listing of its ordinary shares to The Nasdaq Capital Market. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Swvl. These statements are subject to a number of risks and uncertainties regarding Swvl’s business, and actual results may differ materially. In addition, forward-looking statements provide Swvl’s expectations, plans or forecasts of future events and views as of the date of this communication. Swvl anticipates that subsequent events and developments could cause Swvl’s assessments and projections to change. However, while Swvl may elect to update these forward-looking statements in the future, Swvl specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Swvl’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon any forward-looking statements. Except as otherwise required by law, Swvl undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting the Company is contained under the heading "Risk Factors" in the Company's annual report on Form 20-F for the fiscal year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission (the "SEC"), which is available on the SEC's website, www.sec.gov, and in subsequent SEC filings.

Contact

Investor.relations@swvl.com